INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

April 25, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust File No. 333-122901 on behalf of the BearlyBullish Fund (the “Registrant”)

Below is a summary of the comments provided by Mrs. Williams of the staff of the Securities and Exchange Commission (the "Commission") by telephone on April 5, 2011, for the BearlyBullish Fund, a series of Investment Managers Series Trust.  All of the comments are explained below and will be reflected in a Post-Effective Amendment filing on or about April 29, 2011.

Prospectus

1.	Fees and Expenses Table, footnote 2, provide in the response letter the term of the expense limit agreement. The agreement must be at least one year from the current Prospectus date.

RESPONSE:   The expense limit agreement will be in effect until July 31, 2012.

2.	Principal Investment Strategies, disclose strategies that the Fund will employ in a bear market and in a bull market.

RESPONSE:  The following have been added to the Principal Investment Strategies section of the Prospectus:

The Advisor will generally decrease the Fund’s holdings in equity securities and increase its holdings in cash equivalents and/or U.S. government securities when market or economic factors signal a bear market.  When market factors signal a favorable stock market (i.e., a bullish market), the Advisor will decrease the Fund’s holdings in cash equivalents and/or U.S. government securities and increase its equity holdings.

3.      Prior Performance for Similar Accounts Managed by the Advisor, provide in the response letter the completed performance table and related disclosures.

RESPONSE: Please see below.

From 12/31/2002 to 12/31/2010

CORE MODEL COMPOSITE
	Gross - Size	Net - Size			Size		Percent
Year	Weighted	Weighted	Index*	Number	Weighted	Ending	of Total
Ending	Composite	Composite	Return	of Accts	Dispersion	Value	Assets
12/31/2003	33.12%	31.12%	28.69%	25	11.03%	$ 7,692,671.20	38.18%
12/31/2004	7.86%	6.11%	10.87%	49	2.81%	$12,563,293.45	28.13%
12/31/2005	11.55%	9.87%	4.89%	56	3.01%	$15,430,047.08	21.51%
12/31/2006	13.16%	11.63%	15.80%	76	3.30%	$25,398,148.70	25.68%
12/31/2007	9.84%	8.54%	5.49%	98	3.17%	$42,676,804.39	31.14%
12/31/2008	-23.43%	-24.27%	-37.00%	98	5.59%	$32,966,442.70	28.26%
12/31/2009	23.31%	21.99%	26.46%	95	15.74%	$39,230,215.81	26.30%
12/31/2010	14.31%	13.13%	15.07%	93	4.03%	$45,756,671.86	13.01%

* S&P 500 Composite Total Return
All returns noted gross or net of fees

Composite return weighted monthly.

Valuations and returns are computed and stated in U.S. Dollars, and individual portfolios are revalued monthly.  Gross of fee returns are calculated gross of management and custodial fees and net of transaction costs.  Net of fees returns are calculated net of management fees and transaction costs and gross of custodian fees.  Both returns are calculated gross of all withholding taxes on foreign dividends.  The composite results portrayed reflect the reinvestment of dividends, capital gains, and all other earnings when appropriate.  Accruals for fixed income and equity are included in calculations.  The dispersion measure is the asset-weighted standard deviation of accounts in the composite for the entire year.

The Core Model Composite was created in March 2008.  The composite includes taxable and nontaxable portfolios with an asset allocation of at least 75% of the portfolio invested in an equity discipline with an account minimum of $100,000.  The composite may include accounts with less than $100,000 if the household relationship meets that minimum.  The range of the asset allocation in the composite range from 100% equity to 0% money market funds/or fixed income to 75% equity 25% money market funds and/or fixed income, with an allowance of up to 10% deviation in asset allocation.  The performance benchmark for the composite is the S&P 500 Total Return Index.  New accounts that fit the composite direction are included in the composite at account inception.  Accounts are withdrawn from composite if client initiated action reduces that investable assets to $75,000 or below, re-establishing inclusion when the account meets composite minimum.  Accounts with asset levels below the composite standards will remain in the composite up to six months if the change is considered temporary due to market conditions or shift in client needs.  Closed account data is included in the composite as mandated by the standards in order to eliminate a survivorship bias.  A complete list and description of firm composite is available upon request.

Alpha Capital Management has prepared and presented the above table to adhere with performance reporting standards.  These numbers are in process of verification and are currently presented as unaudited.  A copy of the verification process and materials submitted, performance detail reports, as well as additional information regarding policies for calculating and reporting returns is available upon request.

The S&P 500 Index is a market weighted index composed of 500 large capitalization companies.  This index does not reflect expenses, fees or sales charge, which would lower performance.  This index is unmanaged and it is not possible to invest in an index.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1041.  Thank you.

Sincerely,

/s/Rita Dam

Rita Dam
Investment Managers Series Trust
Treasurer